

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

June 16, 2016

Via E-mail
David A. Young
Chief Executive Officer
Global Medical REIT Inc.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814

> **Re: Global Medical REIT Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed June 16, 2016**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed June 15, 2016**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed June 10, 2016**
> **File No. 333-210566**

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2016 letter.

General

1.   We note your response to our prior comment 1 and your disclosure that "the public offering price of the shares of common stock in the offering [will be] between $10.00 and $12.00 per share…The last reported sales price of our common stock on the OTC, reported on February 1, 2016, was $0.125." Where applicable, please revise your disclosure to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K. In addition, please revise to clarify that your common stock is quoted on the OTC.

Selected Case Studies, page 12

2.   We note your response to our prior comment 2 where you state that "the case studies included in this section are representative of and consistent with our acquisition strategies." Please revise your disclosure in this section to clarify this point and specifically state whether all your properties are representative and consistent with your acquisition strategies. If you own properties that are not representative and consistent with your acquisition strategies, please revise this section to identify those properties.

Summary Risk Factors, page 16

3.   We note your response to our prior comment 3 where you state that "as of March 31, 2016 over 95% of our revenues resulted from five tenant-operators." Please revise the third bullet point in this section to include this information.

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Senior Assistant Chief Accountant at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel, Office of Real
                                        Estate and Commodities

Cc: Daniel M. LeBey
        Vinson & Elkins L.L.P.